Exhibit 99.2

Purchase Agreement

By and among

Wuhan Xinsili Culture Development Co., Ltd.

And

RISE Education International Limited

And

RISE (Tianjin) Education Information Consulting Co., Ltd.

And

Beijing Step Ahead Education Technology Development Co., Ltd.

And

RISE Education Cayman Ltd

And

Rise IP (Cayman) Limited

Purchase Agreement

This Purchase Agreement (this “Agreement”) is entered into in Beijing, the People’s Republic of China (“PRC”) on December 1, 2021 by and among:

A.	Wuhan Xinsili Culture Development Co., Ltd. (the “Purchaser”), a limited liability company duly incorporated and validly existing under the laws of the PRC;

B.	RISE Education International Limited (“RISE Hong Kong”), a company duly incorporated and validly existing under the laws of the Hong Kong Special Administrative Region;

C.	RISE (Tianjin) Education Information Consulting Co., Ltd. (“Rise Tianjin” or the “Target”), a wholly foreign-owned enterprise duly incorporated and validly existing under the laws of the PRC;

D.	Beijing Step Ahead Education Technology Development Co., Ltd. (“Beijing Step Ahead”), a limited liability company duly incorporated and validly existing under the laws of the PRC;

E.	RISE Education Cayman Ltd (“RISE Cayman”), a company duly incorporated and validly existing under the laws of the Cayman Islands; and

F.	Rise IP (Cayman) Limited (“Rise IP”), a company duly incorporated and validly existing under the laws of the Cayman Islands.

Unless otherwise specified in this Agreement, the Purchaser, RISE Hong Kong, the Target, Beijing Step Ahead, RISE Cayman, and Rise IP are hereinafter individually referred to as a “Party” and collectively as the “Parties”. Beijing Step Ahead and the entities controlled by it, directly or indirectly, are collectively referred to as “Beijing Step Ahead Group”.

WHEREAS,

a.

The registered capital of Rise Tianjin is US$22 million. RISE Cayman indirectly holds 100% equity interests in Rise Tianjin, and RISE Hong Kong directly holds 100% equity interests in Rise Tianjin; the business scope of Rise Tianjin is: education information consulting services; self-funded overseas study consulting and intermediary services; corporate management consulting services; corporate image planning services; R&D, transfer, consulting, and services of English teaching courses; computer system integration; cultural and artistic exchange consulting services; cultural information consulting; business information consulting; corporate marketing planning services; conference consulting services; wholesale, import and export, commission agency (except for auction) of education software and computer software, toys, teaching aids, clothing and apparel; development, promotion, transfer, consulting, and services of software technology; book wholesale and retail business; conference services (businesses subject to statutory approval can only be carried out upon approval by competent authorities);

Purchase Agreement

b.

The registered capital of Beijing Step Ahead is RMB2 million. Zhang Peng and Sun Yiding in aggregate hold 100% equity interests in Beijing Step Ahead. Zhang Peng subscribed an amount of capital contribution of RMB1.6 million, representing 80% equity interests in Beijing Step Ahead, and Sun Yiding subscribed an amount of capital contribution of RMB0.4 million, representing 20% equity interests in Beijing Step Ahead. The business scope of Beijing Step Ahead is: technology promotion services; education consulting; economic and trade consulting; computer graphic design and production; self-funded overseas study intermediary services; operation of telecommunications business; radio and television program production. (Market participants may at their discretions select and carry out businesses in accordance with the law; radio and television program production, operation of telecommunications business and other businesses subject to statutory approval shall be carried out based on the approved content upon approval by competent authorities; no businesses prohibited and restricted by national and municipal industrial policies may be carried out.);

c.	Rise Tianjin and Beijing Step Ahead executed a series of control agreements (“Control Agreements”);

d.

The Target and Beijing Step Ahead have entered into a settlement agreement (“Settlement Agreement”) with CTBC Bank Co., Ltd. and its affiliates at the time of execution of this Agreement. In accordance with such Settlement Agreement, on or before the Closing Date of the Transaction (as defined below), CTBC Bank Co., Ltd. shall: (1) waive the guarantees and the pledge over the equity interests of the Target provided by the Target and Beijing Step Ahead to CTBC Bank Co., Ltd.; and (2) release all deposits of Rise Tianjin at CTBC Shanghai branch to a bank account designated by Rise Tianjin;

e.	RISE Hong Kong is entitled to the ownership of the independent intellectual property (“Independent Intellectual Property”) as set out in Appendix 4;

f.

Rise IP obtains from third-party right holders the right to use the authorized intellectual property (“Authorized Intellectual Property”) as set out in Appendix 4, and licenses such Authorized Intellectual Property to RISE Hong Kong for use, and in turn RISE Hong Kong licenses such Authorized Intellectual Property to Rise Tianjin for use;

Purchase Agreement

g.	RISE Cayman’s controlling shareholder or such controlling shareholder’s affiliate shall purchase all equity interests of RISE Hong Kong and Rise IP through a third party designated by it;

h.

RISE Hong Kong intends (and RISE Cayman intends to procure RISE Hong Kong) to make an additional capital contribution in US dollars equivalent to RMB20 million to the Target on or before the Closing Date of the Transaction;

i.	The Purchaser intends to purchase from RISE Hong Kong all of its 100% equity interests in Rise Tianjin (“Transaction”); and

j.	As of the Closing Date under this Agreement, the Purchaser will directly hold 100% equity interests in Rise Tianjin, and actually control Beijing Step Ahead through the Control Agreements.

NOW, THEREFORE, through sufficient negotiation, the Parties agree to execute this Agreement for mutual compliance.

Article 1 Target Equity Interests and Capital Increase Arrangement

1.1

Target Equity Interests. RISE Hong Kong agrees to sell to the Purchaser, and the Purchaser agrees to purchase from RISE Hong Kong, 100% equity interests held by RISE Hong Kong in Rise Tianjin (“Target Equity Interests”), upon the terms and conditions set forth in this Agreement.

1.2

Capital Increase. RISE Hong Kong agrees that it will (and RISE Cayman will procure RISE Hong Kong to) make an additional capital contribution to Rise Tianjin in US dollars equivalent to RMB20 million on or before the Closing Date of the Transaction. The exchange rate between RMB and US dollar involved in such additional capital contribution shall be calculated based on the central parity of the exchange rate between RMB and US dollar announced by China Foreign Exchange Trade System as authorized by the People’s Bank of China on the day when RISE Hong Kong actually pays the full additional contribution to Rise Tianjin (if, when such additional capital contribution is paid, the central parity of the exchange rate of the day has not been announced, the central parity of the exchange rate of the previous business day shall be applicable).

Article 2 Consideration

2.1	Total Amount of Consideration. The total amount of consideration for the Transaction will be RMB1 or in a foreign currency equivalent to RMB1 (collectively, “Consideration”).

Purchase Agreement

2.2

Payment of Consideration. The Parties agree that the Consideration will be paid by the Purchaser or its designated parties in one lump sum to the bank account designated by RISE Hong Kong in writing on the first business day from the date when all the conditions precedent set out in Section 4.1 are satisfied or waived by the relevant Parties (“Closing Date”) or any other date agreed by the Parties. If the Purchaser pays the Consideration in a foreign currency, the amount of the Consideration in such foreign currency to be paid shall be calculated based on the central parity of the RMB exchange rate of the State Administration of Foreign Exchange on the day when the Consideration is actually paid.

Article 3 Closing of Transaction

Transfer of Target Equity Interests. All the Parties hereby agree that the ownership of, and any rights and interests in connection with or arising from such ownership of the Target Equity Interests will be transferred from RISE Hong Kong to the Purchaser on the Closing Date, and will be enjoyed by the Purchaser thereafter.

Article 4 Closing Conditions and Covenants

4.1	Closing Conditions

4.1.1

General Conditions Precedent. Performance by each Party of its obligations under this Agreement shall be preconditioned on the satisfaction of all of the followings unless waived by each of the Parties in writing:

(1)

From the date of this Agreement to the Closing Date, there shall have been no newly promulgated or newly effective laws, regulations, rules, administrative orders or actions of government authorities (collectively “New Regulatory Measures”) that will cause major adverse changes in the assets, operations, finances and personnel of the Target and Beijing Step Ahead Group; for the avoidance of doubt, “major adverse change” as in this Section 4.1.1(1) only means that the New Regulatory Measures promulgated or effected during the period from the date of this Agreement to the Closing Date will substantially result in that most of the businesses of the Target and Beijing Step Ahead Group cannot be or substantially cannot be operated after such New Regulatory Measures take effect, i.e., that the businesses of the Target or Beijing Step Ahead Group cannot be or substantially cannot be operated, because the amount of tuition fee refunds exceeds 70% of the prepaid tuition fees as shown in the consolidated statements of the Target and Beijing Step Ahead Group on the date of this Agreement or due to other similar circumstances, and Target and Beijing Step Ahead Group have used their best efforts to communicate with the regulatory authorities with respect to the refund matters and mitigate the adverse effect caused by the refunds or other similar circumstances;

Purchase Agreement

(2)

There shall have been no effective laws and regulations that prohibit or materially hinder the completion of the Transaction or the license of intellectual property; there shall have been no regulatory or governmental proceedings, announced or threatened in writing, that may prohibit or materially hinder the completion of the Transaction or the license of intellectual property; and there shall have been no governmental investigations which will have a material adverse effect on the Target;

(3)

Each of RISE Hong Kong, RISE Cayman, Rise IP, Rise Tianjin, and Beijing Step Ahead has obtained necessary internal authorizations to approve the execution, delivery and performance of this Agreement and the transactions contemplated under this Agreement (including but not limited to the Transaction and the license of intellectual property, if applicable);

(4)

As of the Closing Date, the representations and warranties made by each of the Parties under this Agreement are true and accurate in all material respects, and each of the Parties has, in all material respects, performed and complied with the obligations and covenants required to be performed or complied with under this Agreement on or before the Closing Date. For the avoidance of doubt, the Purchaser, on one side, and the other Parties, on the other side, may respectively confirm or waive satisfaction by the other side of the conditions precedent under this Section.

4.1.2

Conditions Precedent to Payment of Consideration. Subject to the satisfaction of the general conditions precedent set out in Section 4.1.1, the Purchaser’s obligation to pay the Consideration shall be additionally preconditioned on the satisfaction or waiver by the Purchaser in writing of each of the following:

(1)

Intellectual Property License. RISE Hong Kong and the Purchaser shall have executed a license agreement, in the form substantially consistent with Appendix 5 of this Agreement, to grant the Purchaser and/or its designated parties a perpetual, exclusive, sub-licensable, irrevocable and royalty-free license/authorization to use the Independent Intellectual Property; RISE Hong Kong and the Purchaser shall have executed a sub-authorization or sub-license agreement, in the form substantially consistent with Appendix 5 of this Agreement, to grant the Purchaser and/or its designated parties a royalty-free license/authorization to use the Authorized Intellectual Property;

Purchase Agreement

(2)

Capital Increase of Rise Tianjin. RISE Hong Kong shall have made an additional capital contribution to Rise Tianjin in US dollars equivalent to RMB20 million in accordance with Section 1.2 of this Agreement;

(3)

Waiver by CTBC. CTBC Bank Co., Ltd. and other overseas syndicates (if applicable) shall have issued documents, waiving the guarantees and the pledge over the equity interests of the Target provided by the Target and Beijing Step Ahead to the aforesaid entities, and the pledge over the equity interests of Rise Tianjin shall have been released;

(4)	Release of Rise Tianjin’s Deposit. CTBC Bank Co., Ltd. shall have released all deposits of Rise Tianjin at CTBC Shanghai branch to a bank account designated by Rise Tianjin;

(5)

Waiver of Receivables and Payables of Rise Tianjin. With respect to the receivables and payables of Rise Tianjin as set forth in Appendix 2, RISE Hong Kong shall have waived the balance after the set-off of the such payables against the receivables or other amount (if any) receivable from Rise Tianjin; and Rise Tianjin will continue to assume the payables due/undue as at the Closing Date under the contracts executed/proposed to be executed in the name of Rise Tianjin with the suppliers of RISE Cayman, RISE Hong Kong or Rise IP and waive its right of recovery against RISE Cayman, RISE Hong Kong or Rise IP; and

(6)

Related Party Transactions. RISE Hong Kong shall have terminated the related party transactions between it and Rise Tianjin as set forth in Appendix 1, and shall have executed termination agreements, in the form substantially consistent with Appendix 6.

4.2	Covenants.

4.2.1

Assistance. The Parties shall take all necessary actions to facilitate the completion of the transactions contemplated under this Agreement, including but not limited to signing all reasonably necessary documents and instruments and completing required governmental approvals/filings. If, for the purpose of completing required governmental approval/filing, the Parties are required to execute any short form equity transfer agreement or other documents in the forms as required by the governmental authority, such short form documents shall be submitted to the governmental authority only for the purpose of completing relevant approval/filing formalities, and the subject matters contemplated under this Agreement as agreed upon by the Parties, and the rights and obligations hereunder shall be subject to this Agreement.

Purchase Agreement

4.2.2	Approval from RISE Cayman’s Shareholders. After the execution of this Agreement, RISE Cayman shall convene a shareholders’ meeting as soon as practicable to approve the Transaction.

4.2.3

On or from the Closing Date, Rise Tianjin shall and the Parties shall cause Rise Tianjin to, as soon as practicable, submit the registration and filing of changes of business information with respect to the equity transfer of Rise Tianjin and relevant matters (including but not limited to the resignation of director(s) and supervisor(s) of Rise Tianjin, and amendments to the articles of association of Rise Tianjin) to Tianjin Administration for Market Regulation (天津市市场监督管理委员会) or its dispatched agency, and submit the application for cancellation of foreign exchange registration to the Tianjin Branch of the State Administration of Foreign Exchange or its dispatched agency, and complete such formalities as soon as practicable.

4.2.4

On or from the Closing Date, Beijing Step Ahead shall and the Parties shall procure Beijing Step Ahead to, as soon as practicable, submit the filing formalities of resignation and change of director(s) and supervisor(s) of Beijing Step Ahead to Beijing Administration for Market Regulation (北京市市场监管管理局) or its dispatched agency, and complete such formalities as soon as practicable.

Article 5 Representations and Warranties

5.1

Representations and Warranties of RISE Hong Kong, RISE Cayman and Rise IP. In addition to the information publicly disclosed by RISE Cayman through the United States Securities and Exchange Commission, RISE Hong Kong, RISE Cayman and Rise IP separately, jointly and severally make the following representations and warranties to the Purchaser on the date of this Agreement and the Closing Date:

(1)	Shareholding Structure. The shareholding structure related to the Target and Beijing Step Ahead is as follows:

(a)	RISE Cayman holds 100% equity interests in RISE Education Cayman III Ltd (a company duly incorporated and validly existing under the laws of the Cayman Islands);

(b)	RISE Education Cayman III Ltd holds 100% equity interests in RISE Education Cayman I Ltd. (a company duly incorporated and validly existing under the laws of the Cayman Islands);

Purchase Agreement

(c)	RISE Education Cayman I Ltd holds 100% equity interests in RISE Hong Kong;

(d)	RISE Hong Kong holds 100% equity interests in Rise Tianjin;

(e)	Zhang Peng holds 80% equity interests in Beijing Step Ahead, and Sun Yiding holds 20% equity interests in Beijing Step Ahead; and

(f)

Rise Tianjin, Beijing Step Ahead, Zhang Peng and Sun Yiding have entered into the Control Agreements, including the Facility Agreement, Call Option Agreement (Second Restatement), Entrustment Agreement (Second Restatement), Equity Pledge Agreement (Second Restatement), Business Operation Cooperative Agreement (Second Restatement) and other relevant documents, and Beijing Step Ahead Group is a consolidated subsidiary of RISE Cayman.

(2)

Organization and Standing. RISE Hong Kong, RISE Cayman and Rise IP are entities incorporated and validly existing under the laws of their places of incorporation. Each of Rise Tianjin and Beijing Step Ahead Group is a limited liability company duly incorporated and validly existing under the laws of PRC.

(3)

RISE Hong Kong’s Legal Rights to Target Equity Interests. RISE Hong Kong legally holds 100% equity interests in Rise Tianjin; RISE Hong Kong is the sole legal owner of the aforesaid equity interests and has the right to transfer the Target Equity Interests. Except for this Agreement, the articles of association of Rise Tianjin, and the arrangement related to the loan provided by CTBC Bank Co., Ltd., RISE Hong Kong has not entered into any written or oral agreements, contracts or other arrangements with respect to the equity interests, voting rights, shareholder rights, disposal rights, control rights or conveyance of income of Rise Tianjin, or if any, such agreements, contracts or other arrangements have been terminated.

(4)

No Defects. Except for the equity pledge and call option created under the Control Agreements, and the arrangement related to the loan provided by CTBC Bank Co., Ltd., no encumbrances exist on any equity interests of Rise Tianjin and of Beijing Step Ahead Group, and there is no pending, threatened or possible dispute, claim, prosecution, arbitration, enforcement, administrative procedures or other legal procedures in any respects, which will have a material adverse effect on the completion of the Transaction.

Purchase Agreement

(5)

Authorization; Effectiveness. RISE Hong Kong, RISE Cayman, Rise IP, Rise Tianjin and Beijing Step Ahead have all necessary powers and rights to execute this Agreement and perform the obligations hereunder; and subject to the provisions of Section 4.1.1 (3), each of RISE Hong Kong, RISE Cayman, Rise IP, Rise Tianjin and Beijing Step Ahead has properly obtained all corporate authorizations and all other consents, permits, waivers or exemptions (if applicable) required by applicable laws for their execution of this Agreement and performance of their respective obligations hereunder. Once this Agreement comes into effect, it will constitute a legal, valid and binding document for RISE Hong Kong, RISE Cayman, Rise IP, Rise Tianjin and Beijing Step Ahead, enforceable against RISE Hong Kong, RISE Cayman, Rise IP, Rise Tianjin and Beijing Step Ahead in accordance with its terms. No third-party consent is required for RISE Hong Kong, RISE Cayman, Rise IP, Rise Tianjin and Beijing Step Ahead to approve the execution, delivery and performance of this Agreement and the transactions contemplated under this Agreement (including but not limited to the Transaction and the license of intellectual property, if applicable), except for those otherwise disclosed in the Disclosure Schedule in Appendix 3 or under which failure to obtain such consent will not have a material adverse effect on the completion of the Transaction.

(6)

No Conflict. Neither the execution and delivery of this Agreement by RISE Hong Kong, RISE Cayman, Rise IP, Rise Tianjin and Beijing Step Ahead, nor the performance of the obligations under this Agreement by RISE Hong Kong, RISE Cayman, Rise IP, Rise Tianjin and Beijing Step Ahead will, (a) result in violation of any relevant PRC laws; (b) if the approval for the Transaction has been obtained from RISE Cayman’s shareholders, conflict with the articles of association or other constitutional documents of RISE Hong Kong, RISE Cayman, Rise Tianjin, Rise IP and Beijing Step Ahead Group; (c) result in violation of any material contract or document to which any of RISE Hong Kong, RISE Cayman, Rise IP, Rise Tianjin or Beijing Step Ahead Group is a party or which is binding upon any of the foregoing entities, or constitute a default under any material contract or document to which any of the foregoing entities is a party or which is binding upon any of the foregoing entities; except as otherwise disclosed in the Disclosure Schedule in Appendix 3, or, with respect to (a) and (c), the violations or defaults which will not have a material adverse effect on RISE Cayman and its subsidiaries, taken as a whole, or which will not have a material adverse effect on the performance of the Transaction.

Purchase Agreement

(7)

Legal and Administrative Proceedings. Except for the circumstances otherwise disclosed in the Disclosure Schedule in Appendix 3 or the circumstances which will not have a material adverse effect on the Target and Beijing Step Ahead Group, as a whole, (a) there are no pending or, to the knowledge of RISE Hong Kong, RISE Cayman, Rise Tianjin, Rise IP and Beijing Step Ahead, any written threatened legal or administrative proceedings initiated against or affecting the Target or Beijing Step Ahead Group or their properties, rights, licensing rights, operations or businesses; (b) to the knowledge of RISE Hong Kong, RISE Cayman, Rise Tianjin, Rise IP and Beijing Step Ahead, there are no events, situations or circumstances that may directly or indirectly lead to the commencement of, or provide a basis for, the legal or administrative procedures under (a) above; (c) in the past five years, the Target and Beijing Step Ahead Group have been and are still complying with all laws and regulations applicable to their business operations or asset management and have not violated any applicable PRC laws; (d) in the past three years, the Target and Beijing Step Ahead Group have never received any written notice from any person (including any governmental administrative authority) about any violation of laws by the Target or Beijing Step Ahead Group.

(8)	Taxation Compliance:

(a)

Compliance with Tax Laws. Except for matters as otherwise disclosed in the Disclosure Schedule in Appendix 3 or that are not material to the Target and Beijing Step Ahead Group, as a whole, (a) the financial system, the management and use of account books, vouchers and invoices, and the tax declaration of the Target and Beijing Step Ahead Group are in compliance with the requirements of the PRC’s finance and taxation laws and regulations, and there are no owed tax, late tax payment, tax evasion, tax fraud, transfer pricing or any other violations of tax laws and regulations; (b) all such tax returns and reports are true, correct and complete in all respects, and the taxable amount, applicable tax rate and allowable pre-tax deduction items recorded on such tax payment certificates and reports are free from falsehoods and errors; and (c) all tax incentives (if any) currently enjoyed by the Target and Beijing Step Ahead Group are legally valid and will continue to be valid during the validity period.

(b)

No Tax Penalties. Except for matters as otherwise disclosed in the Disclosure Schedule in Appendix 3 or that are not material to the Target and Beijing Step Ahead Group, as a whole, (a) the Target and Beijing Step Ahead Group have complied with tax laws in all respects (including but not limited to business operations, service provision, performance of the Control Agreements, and product sales), and have made tax declarations and payments on time and in full amount in accordance with applicable laws; (b) all tax returns and reports related to the taxes of the Target and Beijing Step Ahead Group that are required to be submitted in accordance with laws have been submitted on time (including those related to withholding taxes), and all the taxes due and payable have been paid in full amount. The Target or Beijing Step Ahead Group has not been interviewed or punished by any governmental authority for violating applicable tax laws, and there are no facts or circumstances that may lead to the foregoing situations.

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(9)	Intellectual Property.

(a)

List of Intellectual Property. The Independent Intellectual Property and Authorized Intellectual Property as set forth in Appendix 4 truly and accurately reflect all licensed material intellectual properties required for the businesses currently conducted by or in connection with the business operation of Rise Tianjin and Beijing Step Ahead Group.

(b)

Authorized Intellectual Property. On the execution date of this Agreement, RISE Hong Kong has obtained a legal and effective authorization for the Authorized Intellectual Property without infringing on any third party’s intellectual property rights or other rights and/or interests, and there are no existing or potential third-party lawsuits, arbitrations, claims or claims of rights or other disputes that may restrict the use of the Authorized Intellectual Property by Rise Tianjin or Beijing Step Ahead.

(c)

Independent Intellectual Property. On the execution date of this Agreement, RISE Hong Kong has a full ownership of the Independent Intellectual Property which is not affected by or subject to any encumbrances, does not infringe any third party’s intellectual property rights or other rights and/or interests, and there are no existing or potential lawsuits, arbitrations, claims or claims of rights or other disputes with any entities in respect of intellectual properties.

5.2

Representations and Warranties of the Purchaser. The Purchaser shall make the following representations and warranties to RISE Hong Kong, RISE Cayman and Rise IP on the date of this Agreement and the Closing Date (unless otherwise provided below):

(1)	Organization and Standing. The Purchaser is a limited liability company duly incorporated and validly existing under the laws of the PRC, and in a good standing.

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(2)

Authorization; Effectiveness. The Purchaser has all necessary powers and authorities to execute this Agreement and perform its obligations hereunder. The Purchaser has properly and legally obtained all corporate authorizations and all other consents, permits, waivers or exemptions required by applicable laws for its execution of this Agreement and its performance of obligations hereunder. Once this Agreement comes into force, it will constitute a legal, valid and binding document for the Purchaser, enforceable against the Purchaser in accordance with its terms. No third-party consent is required for the Purchaser to approve the execution, delivery and performance of this Agreement and the transactions contemplated under this Agreement (including but not limited to the Transaction and the license of intellectual property, if applicable), except for those under which failure to obtain such consent will not have a material adverse effect on the completion of the Transaction.

(3)	No Hindrance. There is no existing matter that causes or may cause any delay, restriction or hindrance to the Purchaser’s performance of its obligations under this Agreement.

(4)

No Conflict. Neither the Purchaser’s execution and delivery of this Agreement nor its performance of obligations hereunder will: (a) result in violation of any relevant PRC laws; (b) conflict with the Purchaser’s articles of association or other constitutional documents; (c) result in violation of any contract or document to which the Purchaser is a party or which is binding upon the Purchaser, or constitute a default under any contract or document to which the Purchaser is a party or which is binding upon the Purchaser.

(5)	Lawful Sources of Funds. All sources of funds used by the Purchaser and its affiliates for this purchase are lawful.

(6)

Purchaser’s funding status. The Purchaser and its affiliates have funds of no less than RMB100 million on the Closing Date to support the Purchaser and its affiliates to continue the normal business operation of the Target and Beijing Step Ahead Group within a reasonable period immediately after the Closing Date. The Purchaser and its affiliates will provide RISE Cayman and RISE Hong Kong with proof of funds for the foregoing funds on the Closing Date.

Article 6 Taxes and Fees

Except as otherwise provided in this Agreement, each Party hereto shall respectively bear any taxes and fees payable by it in connection with the Transactions hereunder in accordance with applicable laws.

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Article 7 Liability for Breach of Contract

7.1

The Parties agree that Article 5 (Representations and Warranties) shall not have any legal effect after the Closing Date. Notwithstanding anything to the contrary contained herein, after the Closing Date, RISE Cayman, RISE Hong Kong, Rise IP and their respective affiliates will not be required to indemnify the Purchaser or its affiliates for any of their representations and warranties under this Agreement.

Article 8 Confidentiality and Information Disclosure

8.1

Unless otherwise provided herein, each Party shall keep confidential the existence of the transaction documents or any information in relation to the transactions hereunder (including any information obtained by such Party in negotiation and execution of the transaction documents).

8.2	The above restrictions do not apply to the following information that:

(1)	is disclosed or used in accordance with applicable laws or as required by any regulatory authorities (including relevant stock exchanges);

(2)	is disclosed or used as required by any legal proceedings arising from this Agreement or any other agreements entered into pursuant to this Agreement, or is reasonably disclosed to tax authorities;

(3)

is disclosed to each Party’s investors, shareholders, fund management companies, investment banks, lenders, accountants, legal counsels, and bona fide potential investors, provided that the Parties shall require such information recipients to comply with the provisions of this Agreement related to such confidential information as if they were parties hereto;

(4)	has come into the public domain due to reasons not attributable to the Parties hereto; and

(5)	is disclosed or used as previously approved in writing by the other Parties.

If any information is required to be disclosed in accordance with this Section 8.2, the disclosing Party shall discuss with the other Parties about the disclosure and submission of such information within a reasonable time prior to the disclosure and submission of such information, and shall, to the extent possible, request the information recipient to keep the part of information disclosed or submitted confidential when the information is required by other parties to be disclosed or submitted.

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Article 9 Governing Law and Dispute Resolution

This Agreement shall be construed in accordance with the laws of the People’s Republic of China. Any dispute arising from this Agreement and the disagreements and conflicts among the Parties shall be first resolved by the Parties through amicable negotiation; if the dispute fails to be resolved through amicable negotiation within thirty (30) business days after a Party raises the dispute, such dispute shall be submitted to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration which shall be conducted in accordance with CIETAC’s arbitration rules in effect at the time of applying for arbitration. The place of arbitration shall be Beijing, and the language of arbitration shall be Chinese. The arbitral award shall be final and binding upon all Parties.

Article 10 Miscellaneous

10.1	Effectiveness. This Agreement shall come into effect after formally executed by the Parties.

10.2	Termination. This Agreement shall be immediately terminated upon the occurrence of any of the following events:

(1)	all the Parties agree in writing to terminate this Agreement; or

(2)	the closing fails to be completed within three (3) months after the execution of this Agreement.

10.3

Entire Agreement. This Agreement is the entire agreement entered into by the Parties with respect to the subject matters hereof, and supersedes all contracts, agreements, representations and conditions, oral or written, express or implied, made prior to the execution of this Agreement.

10.4

Waiver. No failure or delay by any Party to exercise any rights or remedies set forth in this Agreement and its amendments or supplementary agreements shall constitute or be deemed as a waiver thereof; and no single or partial exercise of the above rights and remedies shall preclude any further exercise thereof.

10.5

Severability. If any provision of this Agreement is found to be illegal, invalid, or unenforceable, the Parties agree that such provision shall be enforced to the maximum extent practicable to achieve the intentions of the Parties, and in no way shall the validity, legality and enforceability of all the other provisions of this Agreement be prejudiced. As necessary for the intentions of the Parties to take effect, the Parties will negotiate in good faith to amend this Agreement, and replace the unenforceable wordings with wordings which are enforceable and as close to the intentions above as possible.

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10.6

Notice. Any and all notices, requests, requirements, approvals and other communications required or contemplated under this Agreement shall be prepared in writing, and shall be deemed to be properly served by one or more of the following methods: (1) if delivered personally, on the date of receipt; (2) if delivered by fax, on the date of successful transmission (which shall be evidenced by the automatically generated message of transmission confirmation); or (3) if delivered by courier, on the 4th business day (for overseas senders or overseas recipients, the 15th business day) from the date of deposit to the courier service. All such notices, requests, requirements, approvals and other communications shall be delivered to the address as separately notified in writing. In case of any change to the above address, recipient, fax number and other information of any Party hereto, such Party shall notify the other Parties in accordance with this Section, or otherwise it shall bear the legal responsibility for the failure to receive the relevant documents.

10.7

Amendment and Supplement to this Agreement. Any amendment or supplement hereto shall be made by the Parties through written agreement. The amendments and supplements to this Agreement executed by the Parties shall be an integral part hereof and have the same legal effect as this Agreement.

10.8

Transfer and Succession. This Agreement is effective to the Parties’ respective successors and transferees which may be entitled to the interests under this Agreement and assume the obligations under this Agreement. Without the prior written consent of the other Parties, no Party may assign and transfer its rights, interests and obligations under this Agreement, provided that the Purchaser has the right to transfer all or part of its rights, interests and obligations under this Agreement to its affiliates.

10.9

Language and Counterparts. This Agreement is prepared in Chinese. The original of this Agreement consists of six counterparts. Each Party holds one counterpart, and each counterpart has the same legal effect.

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(Signature page of this Agreement. No text on this page.)

In witness whereof, this Agreement has been executed by the Parties below as of the day and year first above written.

Wuhan Xinsili Culture Development Co., Ltd. (Seal)

By:	/s/ Lihong Wang

Name: Lihong Wang
Title: Chairwoman of the Board

(Signature page of this Agreement. No text on this page.)

In witness whereof, this Agreement has been executed by the Parties below as of the day and year first above written.

RISE (Tianjin) Education Information Consulting Co., Ltd. (Seal)

By:	/s/ Jia Zhu
Name: Jia Zhu
Title: Director

Beijing Step Ahead Education Technology Development Co., Ltd. (Seal)

By:	/s/ Jia Zhu
Name: Jia Zhu
Title: Director

(Signature page of this Agreement. No text on this page.)

In witness whereof, this Agreement has been executed by the Parties below as of the day and year first above written.

RISE Education International Limited

By:	/s/ Lihong Wang
Name: Lihong Wang
Title: Director

RISE Education Cayman Ltd

By:	/s/ Weili Hong
Name: Weili Hong
Title: Director

Rise IP (Cayman) Limited

By:	/s/ Zhongjue Chen
Name: Zhongjue Chen
Title: Director